UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Millendo Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60040X103

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 60040X103
1	Name of Reporting Person Fonds Innobio FPCI

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 590,105

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 590,105

11	Aggregate Amount Beneficially Owned by Each Reporting Person 590,105

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 60040X103
1	Name of Reporting Person Bpifrance Investissement S.A.S.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 590,105

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 590,105

11	Aggregate Amount Beneficially Owned by Each Reporting Person 590,105

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 60040X103
1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 590,105

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 590,105

11	Aggregate Amount Beneficially Owned by Each Reporting Person 590,105

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 60040X103
1	Name of Reporting Person Caisse des Dépôts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 590,105

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 590,105

11	Aggregate Amount Beneficially Owned by Each Reporting Person 590,105

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 60040X103
1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 590,105

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 590,105

11	Aggregate Amount Beneficially Owned by Each Reporting Person 590,105

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 60040X103
1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 590,105

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 590,105

11	Aggregate Amount Beneficially Owned by Each Reporting Person 590,105

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person (See Instructions) OO

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (this “Amendment”) is filed jointly by (i) Fonds Innobio FPCI (“Innobio”), a fonds professionnel de capital investissement, (ii) Bpifrance Investissement S.A.S., a French management company (société de gestion) (“Bpifrance Investissement”), (iii) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (iv) the Caisse des Dépôts, a French special public entity (établissement spécial) (“CDC”), (v) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (vi) Bpifrance S.A. (“Bpifrance”), a société anonyme incorporated under the laws of the Republic of France (collectively, the “Reporting Persons”).

This Amendment further amends (i) the Schedule 13D filed on December 13, 2018 and (ii) the Amendment No. 1 to Schedule 13D filed on December 16, 2019 (collectively, the “Schedule 13D”).

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D, as amended hereby.

Item 2. Identity and Background.

The penultimate paragraph in Item 4 is hereby amended and replaced as follows:

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Investissement, Bpifrance Participations, CDC, EPIC and Bpifrance, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Innobio is formed under the laws of the Republic of France as a fonds professionnel de capital investissement. Innobio does not have legal capacity under French law or its own personnel, and is represented in all respects by Bpifrance Investissement, its manager.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Innobio sold an aggregate of 488,565 Common Shares in the open market as follows: (i) 6,200 Common Shares on July 21, 2020; (ii) 50,000 Common Shares on July 22, 2020; and (iii) 432,365 Common Shares on July 23, 2020.  This Amendment is being filed to report the fact that as of July 23, 2020, the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the Issuer’s Common Shares.

Ownership is stated as of July 23, 2020 and the ownership percentages are based on 18,999,701 shares of common stock, $0.001 par value per share (“Common Shares”), outstanding as of May 5, 2020, as disclosed by Millendo Therapeutics, Inc. in its Form 10-Q for the quarterly period ended March 31, 2020, filed on May 8, 2020.

All of the Common Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Common Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

As of July 23, 2020, Innobio held directly 590,105 Common Stock. None of Bpifrance, CDC, EPIC, Bpifrance Participations nor Bpifrance Investissement held any Common Stock directly. Bpifrance Investissement may be deemed to be the beneficial owner of the 590,105 Common Stock held by Innobio, through its management of Innobio. Bpifrance Participations may be deemed to be the beneficial owner of 590,105 Common Stock, indirectly through its sole ownership of Bpifrance Investissement. Bpifrance may be deemed to be the beneficial owner of 590,105 Common Stock, indirectly through its sole ownership of Bpifrance Participations, which is the parent company of Bpifrance Investissement. EPIC may be deemed to be the beneficial owner of 590,105 Common Stock, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of 590,105 Common Stock indirectly through its joint ownership and control of Bpifrance.

(a) See also the information contained on the cover pages of this Amendment, which is incorporated herein by reference. The percentage of Common Shares beneficially owned by each Reporting Person is based on 18,999,701 Common Shares of the Issuer outstanding as of May 5, 2020.

(b) See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Amendment No. 2.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2020	Fonds Innobio FPCI

	By:	/s/ Laurent Arthaud*
	Name:	Laurent Arthaud
	Title:	Associate Director in Charge of Funds (Bpifrance Investissement S.A.S.)

Bpifrance Investissement S.A.S.

	By:	/s/ Boubakar Dione**
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

Bpifrance Participations S.A.

	By:	/s/ Boubakar Dione***
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

Caisse des Dépôts

	By:	/s/ Eric Flamarion****
	Name:	Eric Flamarion
	Title:	Head of Financial Investment Division

EPIC Bpifrance

	By:	/s/ Boubakar Dione*****
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione******
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

* Laurent Arthaud is signing on behalf of Fonds Innobio FPCI, by power of attorney from Bpifrance Investissement S.A.S. filed with the Securities and Exchange Commission on October 15, 2019 as Exhibit 99.5 to Schedule 13D filed by Bpifrance Participations S.A. related to DBV Technologies S.A., and hereby incorporated herein by reference.

** Boubakar Dione is signing on behalf of Bpifrance Investissement S.A.S. by power of attorney filed with the Securities and Exchange Commission on October 15, 2019 as Exhibit 99.3 to Schedule 13D filed by Bpifrance Participations S.A. related to DBV Technologies S.A., and hereby incorporated herein by reference.

*** Boubakar Dione is signing on behalf of Bpifrance Participations S.A. by power of attorney filed with the Securities and Exchange Commission on October 15, 2019 as Exhibit 99.2 to Schedule 13D filed by Bpifrance Participations S.A. related to DBV Technologies S.A., and hereby incorporated herein by reference.

**** Eric Flamarion is signing on behalf of Caisse des Dépôts by executive order from the general manager of Caisse des Dépôts previously filed with the Securities and Exchange Commission on April 12, 2018 as Exhibit 99.2 to Schedule 13D filed by Bpifrance Participations related to DBV Technologies S.A., and hereby incorporated herein by reference.

***** Boubakar Dione is signing on behalf of EPIC Bpifrance by power of attorney filed with the Securities and Exchange Commission on October 15, 2019 as Exhibit 99.4 to Schedule 13D filed by Bpifrance Participations S.A. related to DBV Technologies S.A., and hereby incorporated herein by reference.

****** Boubakar Dione is signing on behalf of Bpifrance S.A. by power of attorney previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 2 to Schedule 13D/A filed by Bpifrance Participations related to Constellium N.V., and hereby incorporated herein by reference.

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE INVESTISSEMENT

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Investissement are set forth below. The business address of each director and executive officer is Bpifrance Investissement S.A.S., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Secretary General of the Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, President of the supervisory board of SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Founder and CEO of Révérence

JULIEN TOGNOLA	Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

1

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Secretary General of the Caisse des Dépôts Group

FREDERIC SAINT-GEOURS	Director, President of the supervisory board of SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Founder and CEO of Révérence

JULIEN TOGNOLA	Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

2

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU-JEU	Director of Finance for the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department

NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts Group

PAUL PENY	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

3

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

CHRISTIAN BODIN	Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

YANN POUËZAT	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

SONIA BEURIER	Director

MARIE ANNE LAVERGNE	Director

NAOMI PERES	Director

4

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

GUILLAUME BOUDY	Director, General Secretary for Public Investment

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Group Finance Director of the Caisse des Dépôts

CLAIRE DUMAS	Director, Finance Director of Retail Banking France at Société Générale

CLAIRE CHEREMETINSKI	Director, Head of Department of Bilateral and International Matters at the French Treasury (Ministry of Economy and Finance)

OLIVIER SICHEL	Director, Deputy Chief Executive Officer of the Caisse des Dépôts

BERNARD DELPIT	Director, Chief Financial Officer of Safran

ANNABEL ANDRE LAURENT	Director

HAROLD HUWART	Director

CAROLE ABBEY DUVAL	Director

BARBARA LAVERNOS DUPUIS	Director

DIANE SIMIU	Director

5